Exhibit 107
Calculation of Filing Fee Table
Schedule TO
(Form Type)
Blue Owl Technology Income Corp.
(Exact Name of Registrant as Specified in its Charter)
Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$0.00	0.015310%	$0.00
Fees Previously Paid	$23,030.12		$23,030.12
Total Transaction Valuation	$150,425,322
Total Fees Due for Filing			$0.00
Total Fees Previously Paid			$23,030.12
Total Fee Offsets			$0.00
Net Fee Due			$0.00